Exhibit 99.4

NICE Actimize Enhances SURVEIL-X Holistic Trade Surveillance Solution with Self-
Service Analytics for Custom Risk Detection

SURVEIL-X Studio enables FSOs to rapidly create, test and deploy custom analytic risk detection models to close regulatory and operational risk gaps

Hoboken, N.J., July 20, 2020 – In the world of financial services, regulations and business risks are constantly evolving. Surveillance models that get the job done today could be out-of-date tomorrow, potentially exposing firms to fines and reputational damage. To address this challenge, NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has introduced an enhancement to its SURVEIL-X Holistic Trade Surveillance solution that provides self-service analytics, called SURVEIL-X Studio. This all-in-one approach enables Financial Services Organizations (FSOs) to rapidly create, test and deploy custom analytic risk detection models.

Instead of wasting time coding, and sourcing and scrubbing data, business analysts who use SURVEIL-X Studio can focus their expertise on creating risk models to close coverage gaps and solve complex compliance challenges. Non-technical business analysts can effortlessly create models using SURVEIL-X Studio’s drag-and-drop interface, choosing from an expansive library of customizable templates or easily building their own rules from scratch.

SURVEIL-X Studio also features built-in integrations to data services (including trading data and market data), and common business functions and calculations (including currency conversions and market trends).

Chris Wooten, Executive Vice President, NICE, stated, “Today, many firms are attempting to plug surveillance gaps with in-house solutions or by mixing and matching out-of-the-box products from different technology providers. These temporary measures don’t provide complete coverage and may force analysts to work in silos which can be risky, costly and time consuming. With SURVEIL-X Studio, NICE Actimize has leveraged decades of experience to create an all-in-one, self-service analytics solution tailored to the needs of financial services organizations. Firms get complete surveillance coverage without the added costs, hassles and limitations of in-house or multi-vendor solutions.”

Using SURVEIL-X Studio, testing and implementing risk models is fast, easy and seamless; business analysts can deploy rules into tests and promote them to production with a single click with fully auditable, built-in change control processes guiding them every step of the way. Additionally, once rules are deployed into production, all alerts are delivered to analysts on the same ActOne case management platform, for a consistent, seamless user experience. ActOne’s rich visual alerting capabilities provide comprehensive graphical representations of all detected risks, along with detailed timelines of events and explanations of alerts, leveraging a broad range of risk factors, including communications, trades and more.

SURVEIL-X Studio is part of NICE Actimize’s SURVEIL-X, the industry's first AI-powered, cloud-native, true holistic surveillance solution. SURVEIL-X detects all forms of risky behavior to ensure compliance with key global regulations, including MiFID II, Dodd-Frank, MAR, Regulation Best Interest and others. SURVEIL-X offers unparalleled risk coverage for buy- and sell-side firms, insurance companies, crypto exchanges, regulators and more by enabling accurate detection and rapid, thorough investigation of market abuse, inappropriate sales practices, conduct risk and other undetectable compliance risks to insulate firms from fines and reputational damage.

Learn more:
•	For further information on SURVEIL-X and SURVEIL-X Studio please click here.
•	To learn how to leverage self-service analytics to improve your firm’s risk coverage capabilities, please click here to view our recorded webinar. Registration required.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers' and investors' assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 646-408-5896, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.